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                                                                    Exhibit 8(j)

                      Form of Expense Limitation Agreement


November 28, 2003

Janus Adviser Series
100 Fillmore Street
Denver, Colorado 80206

Gentlemen:

As you know, Section 5 of our Investment Advisory Agreement dated December 10, 2002, provides for compensation to Janus Capital Management LLC ("JCM") with respect to Janus Adviser Risk-Managed Growth Fund (the "Fund"). This letter is to inform you that JCM will waive a portion of its fee from November 28, 2003 until December 1, 2004, under the following conditions:

         In the event the operating expenses allocated to any class of the Fund, including the amount payable to JCM pursuant to Section 5 of the Investment Advisory Agreement, for any fiscal year ending on a date on which this Agreement is in effect, exceed 0.75% of average daily net assets, JCM shall reduce its fee payable with respect to the Fund by the extent of such excess, and/or shall reimburse the Fund (or class as applicable) by the amount of such excess; provided, however, there shall be excluded from such expenses the administrative services fee and distribution fee payable by Class I Shares of the Fund and the administrative services fee and distribution and shareholder servicing fee payable by Class C Shares of the Fund, as well as the amount of any items not normally considered operating expenses such as interest, taxes, brokerage commissions and extraordinary expenses (including, but not limited to, legal claims and liabilities and litigation costs and any indemnification related thereto) paid or payable by the Fund. Operating expenses shall be calculated net of balance credits and similar offset arrangements (excluding directed brokerage arrangements). Whenever the expenses allocated to any class of the Fund exceed a pro rata portion of the applicable annual expense limitations, the estimated amount of reimbursement under such limitations shall be offset against the monthly payment of the fee due to JCM and/or by JCM to the Fund (or applicable class). The waiver or reimbursement shall be allocated to each class of the Fund in the same manner as the underlying expenses or fees were allocated.

This waiver/reimbursement will continue in effect until December 1, 2004, unless extended. This waiver/reimbursement is applicable only to the Fund and shall not be applicable to any other series of the Trust, whether now existing or hereafter created.

JANUS CAPITAL MANAGEMENT LLC


By:
   ---------------------------------
      Thomas A. Early
      Vice President